

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2023

Jessica Pan
Chief Financial Officer
Himax Technologies, Inc.
No. 26 Zih Lian Road
Sinshih District, Tainan City 74148
Taiwan, Republic of China

>   **Re: Himax Technologies, Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Form 6-K filed on February 9, 2023**
>   **File No. 000-51847**

Dear Jessica Pan:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 6-K filed on February 9, 2023

Exhibit 99.1, page 1

1.   We note you present several non-IFRS financial measures that include an adjustment for cash awards to employees during each period presented. It appears cash awards to employees are normal, recurring, cash operating expense necessary to operate your business. Please more fully explain the nature and terms of your cash award program and explain why you believe adjusting non-IFRS financial measures, for what appears to be cash compensation paid to current employees, is meaningful. Please specifically explain why you believe the adjustments are appropriate and how you determined they comply with Regulation G and the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing